Exhibit 16.1

April 10, 2024

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read Item 4.01 of Form 8-K dated April 10, 2024, of CalciMedica, Inc. and are in agreement with the statements contained in the second sentence of the first paragraph, and the second, third and fourth paragraphs on page 1 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP